

September 10, 2010

William O'Neill
President and Chief Executive Officer
Odenza Corp.
1802 North Carson Street, Suite 108
Carson City, Nevada 89701

> **Re: Odenza Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 10, 2010**
> **File No. 333-166076**

Dear Mr. O'Neill:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Management's Discussion and Analysis, page 27

1. We note your response to comment 1 from our letter dated September 9, 2010. Please continue to monitor the need to update your financial statements and related disclosure, in accordance with Rule 8-08 of Regulation S-X.

2. We note your response to comment 2 from our letter dated September 9, 2010. Please address each of the following items:

    - Clarify why on page 27 you state that you expect total expenditures over the next 12 months to be approximately $223,016 but on page 28 you state that you expect them to be approximately $242,000.

    - You state in the second paragraph on page 28 that you must raise approximately $179,224 to complete your plan of operation for the next 12 months. Your cash balance of $28,141 as of April 30, 2010 does not appear to be sufficient to cover the difference between the amount you intend to raise and your expected expenditures. Please explain how you expect to obtain funds to cover the difference.

- In the fourth risk factor on page 6, you state that your option agreement requires you to pay an exercise price of approximately $46,000 for the right to explore for mineralized materials in the Island Project Lake Austin. You also state that if you fail to raise sufficient funds to pay the exercise price, your business will fail. Please include this payment and its source of funds in your MD&A discussion. Clarify, where appropriate, what exploratory work you will be able to conduct before you exercise the option.

- Update your summary financial information on page 5.

- Update your current cash balance in the second risk factor on page 6.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li at (202) 551-3335 or Sandra Eisen at (202) 551-3864 if you have questions regarding the accounting comments. Please contact Parker Morrill at (202) 551-3696 or, in his absence, Mike Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Thomas E. Puzzo